Filed by: Acorn HoldCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

December 17, 2021

Frequently asked questions (“FAQs”) on the voluntary exchange offer

1.	Where can I find the offer document?

The German language offer document and its non-binding English language translation are available on the internet at https:// www.acorn-offer.com.

2.	Who is Acorn HoldCo, Inc.?

Acorn HoldCo, Inc. (the “Bidder”) is a wholly-owned subsidiary of ADTRAN, Inc. (“ADTRAN”) that was formed as a new holding company to implement the combination of ADTRAN and ADVA Optical Networking SE (“ADVA”), pursuant to an exchange offer for 100% of ADVA’s outstanding shares. Following the consummation of the transaction, the Bidder will be the parent company of ADTRAN and ADVA and be renamed ADTRAN Holdings, Inc.

ADTRAN, with whom ADVA has agreed to combine its business with, is a global provider of networking and communications platforms and services focused on the broadband access market. ADTRAN’s products and services are utilized by a diverse global customer base of network operators that range from those having regional or national reach and operating as telephone or cable television network operators to alternative network providers such as municipalities or utilities, as well as managed service providers who serve small- and medium-sized businesses and distributed enterprises.

3.	What is the background of the Offer and the transaction?

ADTRAN and ADVA have agreed to combine their businesses under the new holding company to create a global leader in the converged edge. The effect of the business combination will be that ADVA will become a direct subsidiary of the Bidder through an exchange offer for all the outstanding ADVA shares.

ADTRAN expects that the business combination will expand its product offering and strengthen its position as a global fiber networking innovation leader with combined revenue of approximately $1.2 billion. Further, ADTRAN believes that the business combination will create a stronger and more profitable company, poised to benefit from the current investment cycle in fiber, an expanded market opportunity and increased scale. The business combination is also expected to create significant value for the shareholders of both companies, with approximately $52 million in potential annual run-rate cost synergies (run-rate and pre-tax synergies).

More information can be found in section 6.1 to 6.3 and section 8 of the offer document.

4.	What will be the shareholding percentage of the accepting shareholders in the combined company immediately following the business combination?

Assuming 100% acceptance, shareholders of ADVA and ADTRAN are expected to hold approximately 46% and 54% of the shares, respectively, of the combined company upon completion of the transaction.

5.	Why should I accept the Offer?

Shareholders accepting the offer will support the creation of a global innovation leader, poised to benefit from the current investment cycle in fiber, an expanded market opportunity and increased scale.

The Bidder believes that the Offer provides a premium for the ADVA shareholders. Under the terms of the Offer, each ADVA share is to be exchanged for 0.8244 of Bidder shares. The offer consideration represents an implied premium to ADVA shareholders of 33.2% to the value of ADVA shares on 27 August 2021, the last trading day prior to publication of the decision to launch the exchange offer, calculated using the closing stock prices of ADVA (XETRA) and ADTRAN (NASDAQ) as well as the USD/EUR exchange rate as of the same date.

Example calculation of the implied premium (based on the closing share prices of both companies on 27 August 2021):

Accepting shareholders will also share proportionately in what ADTRAN expects will be significant value creation and participate in creating a global innovation leader. Specifically, the growth of the combined company is expected to be better than the growth of the two companies on a stand-alone basis due to complimentary geographic presence and product portfolios (see FAQ 3 for more information regarding the benefits of the business combination).

Finally, accepting shareholders are also expected to benefit from the dual listing on the NASDAQ and Frankfurt Stock Exchange and the potential higher trading liquidity.

Please note that the Offer will only be successful and shareholders will only receive these anticipated benefits if the minimum acceptance threshold of 70% is met by January 12, 2022.

For more information regarding the economic adequacy of the offer consideration and the economic and strategic background of the transaction, please see section 10.5, section 10.2 and section 8.2 of the offer document, and FAQ 13.

6.	How do other ADVA stakeholders think about this Offer?

ADVA’s largest shareholders, EGORA Holding GmbH and EGORA Investments GmbH, controlled by the family of ADVA CEO Mr. Brian Protiva, have accepted the Offer and tendered a 13.7% stake in ADVA.

The management and supervisory boards of ADVA recommend that ADVA shareholders accept the Offer because they consider the Offer to be in the best interest of ADVA and its shareholders.

Further information can be found in section 6.10 and 8.3.2 of the offer document.

7.	When does the acceptance period begin and for how long can I tender my shares?

The acceptance period for the Offer began on 12 November 2021 and will end on 12 January 2022, 24:00 hrs. (Frankfurt am Main, Germany local time) / 18:00 hrs. (New York local time), subject to an extension of the acceptance period.

Please note the processing time of your bank. It is possible that your declaration of acceptance has to be submitted earlier than 12 January 2022, in order to be taken into account accordingly. Please contact your bank well in advance.

Further information regarding the acceptance period and an extension of the acceptance period can be found in section 5.1 and section 5.2 of the offer document.

8.	What happens if I have not accepted the Offer within the defined acceptance period?

There is no assurance that shareholders who have not accepted the Offer within the defined acceptance period will have a subsequent opportunity to do so.

However, following the end of the acceptance period, if the conditions of the Offer (other than the regulatory conditions) have been met or, where permissible, validly waived in advance, ADVA shareholders who have not accepted the Offer within the acceptance period will have an opportunity to accept the Offer within two weeks after the publication of the results of the Offer by the Bidder.

This additional acceptance period is expected to begin on 18 January 2021 and end on 31 January 2022, 24:00 hrs. (Frankfurt am Main local time) / 18:00 hrs. (New York local time).

However, ADVA shareholders who want to accept the Offer should not wait for the additional acceptance period. The additional acceptance period will only commence if the conditions of the Offer (other than the regulatory conditions) have been met or, where permissible, validly waived in advance.

Further information can be found section 5.3 and 12.1 of the offer document.

9.	How can I tender my shares?

ADVA shareholders who wish to accept the Offer should contact their custodian bank or other custodian investment service provider with registered office or a branch in Germany with any questions they may have about acceptance of the Offer and the technical aspects of settlement. They have been separately informed about the modalities for acceptance and settlement of the Offer and are required to inform customers who hold ADVA shares in their securities deposit accounts about the Offer and the steps necessary to accept it.

During the acceptance period, ADVA shareholders may only accept the Offer by:

•	submitting a declaration of acceptance for the Offer in text form or electronically vis à vis their custodian bank, and

•

instructing their custodian bank to effect the transfer of the ADVA shares, which are held in their securities deposit account and for which they wish to accept the Offer, to ISIN DE000A3MOBT1 at Clearstream Banking AG (Frankfurt am Main, Germany).

ADVA shareholders who wish to accept the Offer during the additional acceptance period should contact their custodian bank with any questions.

Further information regarding the acceptance and the settlement of the Offer can be found in section 13 of the offer document.

10.	Can the tendered shares still be traded?

Yes. The tendered shares can be traded on the regulated market (Regulierter Markt) with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange under ISIN DE000A3MQBT1.

Trading began on or about the third banking day after the commencement of the acceptance period and will be suspended (i) at the end of the last day of the acceptance period, if all offer conditions have been met or (ii) at the end of the third banking day directly preceding the settlement or rebooking of the Offer.

Further information can be found in section 13.9 of the offer document.

11.	What do I get for my shares when I tender them?

For each tendered ADVA share, 0.8244 shares of the Bidder will be transferred to the respective accepting shareholder.

Please note that only shareholders that accept the Offer and tender their shares will receive the benefits from the Offer terms as well as the benefits of the business combination.

For more information regarding the offer consideration and the implied premium, please see FAQ 5.

12.	What happens if the number of my shares does not translate into an even number of Bidder shares based on the exchange ratio?

If the acceptance of the Offer results in fractional share rights (i.e. partial subscription or ownership rights in a share) in offer shares, these fractions will be aggregated and sold by the respective custodian bank or the central settlement agent shortly after the settlement of the Offer and the proceeds of such sale will be distributed to the tendering shareholders who are entitled.

Further information can be found in section 10.4 and 13.6 of the offer document.

13.	How is the Offer settled and where can I trade the new shares?

In the course of the settlement of the Offer, all offer shares will be transferred through the central settlement agent to the respective securities custody accounts or accounts of the accepting shareholders.

All Bidder shares (i.e. including the offer shares) are expected to be traded both on the regulated market (Regulierter Markt) with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange and NASDAQ. Trading will commence on the settlement date.

Further information can be found in section 6.4 and 13.6 of the offer document.

14.	When do I get the offer consideration?

The offer shares will be transferred to the securities custody accounts of the custodian banks maintained at Clearstream Banking AG no later than eight (8) banking days following the later of (i) the publication of the results of the additional acceptance period or (ii) the satisfaction of all regulatory conditions, which may be outstanding until 12 January 2023, whichever is later.

Settlement is expected to occur in the second quarter of 2022.

Please note that only shareholders that accept the Offer and tender their shares will receive the benefits from the Offer terms as well as the benefits of the business combination.

Further information can be found in section 13.6 of the offer document.

15.	What conditions are attached to the Offer?

The key offer conditions require in particular that a minimum acceptance rate of 70 percent has been reached by 12 January 2022. The Offer will only be successful and shareholders will only benefit from the Offer terms as well as the the business combination if the minimum acceptance rate is reached.

In addition, other customary offer conditions are required to be met, including no material adverse change has occurred, no material compliance violation has occurred, and the relevant regulatory approvals (i.e. antitrust and FDI approvals) have been granted. As of 17 November 2021, key antitrust approvals have been granted.

Further information regarding the offer conditions can be found in in section 12 of the offer document.

16.	Can I withdraw my acceptance after I tendered my shares?

In the event of an amendment of the Offer or in the event of a competing offer, ADVA shareholders may, until expiration of the acceptance period, withdraw from the agreements, which have been entered into as a result of the acceptance of the Offer.

In exceedance of the statutory requirements, the accepting shareholders are granted the right to withdraw from the agreements concluded as a result of the acceptance of the Offer at any time during the Acceptance Period.

Upon expiration of the acceptance period, the withdrawal rights expire and the tendered shares can no longer be withdrawn.

Further information regarding the rights of withdrawal can be found in section 17 of the offer document.

17.	What happens if I don’t tender my shares?

Shareholders who decide not to tender their shares will remain ADVA shareholders. However, it is uncertain whether, following settlement of the Offer, the stock market price of the ADVA shares will remain at its present level or rise above it or fall below it.

The settlement of the Offer will result in a reduction of the free float of the issued ADVA shares. It is further expected that the supply of and the demand for the ADVA shares would be reduced after settlement of the Offer and, therefore, the liquidity of the ADVA shares would decrease.

After settlement of the Offer, the holding company will have the voting majority at the general meeting (Hauptversammlung) of ADVA and could, depending on the acceptance rate, have the necessary voting majority to enforce all important structural and other measures under corporate law at the general meeting (Hauptversammlung) of ADVA.

There will be no alternative cash compensation for shareholders who do not accept the Offer.

Further information regarding the potential effects for shareholders who do not accept the offer and the intended structural measures after settlement of the Offer can be found in section 16 and section 9.1.5 of the offer document.

18.	What happens if I accept the Offer, but the Offer is not successful?

If the Offer fails, the tendered shares will be rebooked into ISIN DE0005103006 by the custodian banks through Clearstream Banking AG without undue delay, and in any case, no later than five (5) banking days after the announcement that the Offer has been terminated. They will then become fully fungible with all other ADVA shares.

Further information can be found in Section 12.3 of the offer document.

19.	Is the acceptance of the Offer associated with costs for me?

ADVA shareholders who hold their shares in German custody accounts will not incur any costs and expenses in connection with tendering their shares (except for the costs for transmitting the declaration of acceptance to their respective custodian bank). For this purpose, Acorn HoldCo, Inc. pays a customary commission to the custodian banks.

However, additional costs and expenses may be charged by custodian banks or foreign investment service providers and any expenses incurred outside of Germany, which must be borne by the respective ADVA shareholder. Any foreign exchange, sales tax or stamp duty arising from the acceptance of the Offer shall similarly be borne by the respective ADVA shareholder.

20.	What are the tax consequences if I accept the Offer?

For ADVA shareholders whose place of residence, incorporation or habitual abode is Germany and who hold less than one (1) percent of the shares, the acceptance of the Offer is in principle exempted from taxation in Germany.

It is recommended that, prior to accepting the Offer, ADVA shareholders obtain tax advice on the tax consequences of the acceptance of the Offer, taking into account their personal circumstances.

21.	What are the next steps after the completion of the Offer?

After settlement of the Offer and subject to having reached the required majority, possible structural measures will be reviewed.

Further information regarding the intended structural measures can be found in section 9.1.5 of the offer document.

22.	What rights are attached to the offer shares upon settlement of the Offer?

Accepting shareholders will become owners of the Bidder shares upon completion of the business combination.

The Bidder shareholders will be entitled to receive proportionately any dividends as may be declared by the Bidder’s board of directors. Bidder shareholders will be entitled to one (1) vote for each Bidder Share on all matters presented to its stockholders’ meeting.

Further details on the legal rights of the Bidder shareholders and on the comparison of the equityholders’ rights before and after the business combination can be found in section 22 and section 23 of Annex 3 of the offer document.

For information regarding the Bidder’s endeavor to facilitating the exercise of the shareholder’s rights, please see FAQ 26.

23.	How can I exercise my shareholder’s rights as Bidder shareholder?

In order to facilitate the exercise of shareholder rights, in particular voting rights and participation in stockholders’ meetings for shareholders who hold their Bidder shares via Clearstream Banking AG, Acorn HoldCo, Inc. has entered into an agreement with ADEUS Aktien-register-Services-GmbH to act as central registration agent upon completion of the business combination. The functions of the central registration agent will include the publication of the relevant information in the German Federal Gazette (Bundesanzeiger) which beneficial owners need in order to exercise their rights and processing administrative tasks in connection with the logistics of attending and voting at stockholders’ meetings.

Further information can be found in section 6.4.2 of the offer document.

24.	What is the Bidder’s dividend policy following the completion of the business combination?

The dividend policy for the combined group will be determined following completion of the business combination. However, the Bidder currently expects to pay dividends subject to its ability to do so. The Bidder has not yet any intention whether the Bidder will pay annual dividends or quarterly dividends (as ADTRAN currently does) following the completion of the business combination. However, it is most probable that, subject to any restrictions under the Delaware General Corporation Law, the Bidder will pay quarterly dividends to its stockholders.

25.	Will ADVA be delisted after the completion of the Offer? If so, what happens to my shares if I have not tendered them into the Offer beforehand?

The Bidder, after settlement of the Offer or at a later time, may cause ADVA to apply for delisting of the ADVA shares from the regulated market segment (Regulierter Markt) with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange.

A delisting offer would be made to the ADVA shareholders. Such a delisting offer could be equivalent in value to the offer consideration but it could also be lower or higher. Subsequent to such a delisting, the untendered ADVA shares will effectively become illiquid.

Further information can be found in 9.1.5 of the offer document.

26.

Will the Bidder shares be included in the SDAX index of the Frankfurt Stock Exchange in connection with Bidder’s dual listing? Will the ADVA shares continue to be part of the SDAX index of the Frankfurt Stock Exchange after consummation of the transaction?

The composition of the SDAX index of the Frankfurt Stock Exchange is subject to the index rules of Deutsche Börse AG (Frankfurt am Main, Germany). Whether or not the Bidder shares will be included in the SDAX index or whether the ADVA shares will continue to be part of the SDAX index will depend, among others, on criteria such as trading volume and market capitalization on the basis of the respective number of shares in free float.

Important Notice

This document is provided exclusively for information purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. The information contained in this document does not purport to be complete and is to be read in conjunction with the Offer Document (as defined below) and all other relevant documents regarding the Offer (as defined below) as stated below.

In connection with the proposed transaction between ADTRAN, Inc. (“ADTRAN” or the “Company”) and ADVA Optical Networking SE (“ADVA”), Acorn HoldCo, Inc. (“Acorn HoldCo”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes (1) a proxy statement of ADTRAN that also constitutes a preliminary prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. The Registration Statement was declared effective by the SEC on 2 December 2021 and ADTRAN commenced mailing the definitive proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and a direct wholly-owned subsidiary of Acorn HoldCo. Acorn HoldCo has also filed the offer document (the “Offer Document”) with German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—“BaFin”), the publication of which has been approved by BaFin and which has been published. The consummation of any transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The voluntary exchange offer by Acorn HoldCo for all ADVA shares pursuant to the German Securities Acquisition and Trading Act (Wertpapiererwerbs- und Übernahmegesetz—“WpÜG”) (the “Offer”) is published exclusively under the laws of the Federal Republic of Germany (“Germany”) and certain applicable provisions of the securities laws of the United States of America. Any contract concluded based on the Offer will be exclusively governed by the laws of Germany and is to be interpreted in accordance with such laws.

Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ADTRAN and Acorn HoldCo through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN are available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the Offer Document has been published by way of announcement on the internet at https://acorn-offer.com/ and by keeping available copies free of charge at the central settlement agent. You are also able to obtain a copy of the non-binding English translation of the Offer Document, which has not been reviewed by the BaFin, on the internet at https://acorn-offer.com/.

Participants in the solicitation

ADTRAN and certain of its directors and executive officers and employees may be considered participants in the solicitation of proxies from the shareholders of ADTRAN in respect of the business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of ADTRAN in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”,

“expect”, “explore”, “evaluate”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, or “will”, or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN and ADVA’s control. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the Offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended September 30, 2021, which are available via the SEC’s website at www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus that are included in the Registration Statement on Form S-4 that has been filed by Acorn HoldCo with the SEC and in the Offer Document that has been filed by Acorn HoldCo with the BaFin and that has been published in connection with the contemplated business combination, as well as in any prospectuses or supplements. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.